UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.             )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

群創光電股份有限公司

(Name of Subject Company)

Innolux Corporation

(Translation of Subject Company’s Name into English (if applicable))

Taiwan, Republic of China

 (Jurisdiction of Subject Company’s Incorporation or Organization)

Innolux Corporation

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Daniel Lo
No. 160, Kesyue Rd.
Jhunan Science Park
Miaoli County 350
Taiwan, Republic of China
Tel: +886-37-586000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 9, 2014

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Exhibit No. 99.1: English translation of rights issue prospectus.

(b) Not applicable.

Item 2. Informational Legends

Included in documents attached as exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)  Not applicable.

(2)  Not applicable.

(3)  Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with Form CB.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel Lo
(Signature)

Daniel Lo, Director of Finance Division
(Name and Title)

July 10, 2014
(Date)